October 4, 2006
VIA EDGAR AND FACSIMILE
(202) 772-9205
Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ablest Inc. Form 10-Q for Fiscal Quarter Ended July 02, 2006 File No. 1-10893
Dear Mr. Spirgel:
I am writing in response to a phone call from Ms. Melissa Hauber, Senior Staff Accountant on Friday September 29, 2006. Ms. Hauber acknowledged receiving from Ablest Inc. (the “Company”) a response to the Commission’s letter of July 14, 2006, containing the Commission’s comments regarding the Company’s annual report on Form 10-K for its fiscal year ended December 25, 2005 filed by the Company on March 10, 2006 and the Form 10-Q for its fiscal quarter ended April 2, 2006 filed by the Company on May 17, 2006. Ms. Hauber also conveyed two comments regarding the Company’s Form 10-Q for its fiscal quarter ended July 2, 2006 and requested a written reply. Her comments and our responses are detailed below.
Item 4. Controls and Procedures
We understand that the disclosure in “Item 4. Controls and Procedures” did not meet the requirements of Item 308(c) of Regulation S-K. We have reviewed this with Ms. Hauber, presented her with a revised disclosure that will satisfy the requirements and will use this disclosure language in our filings going forward. The revised “Item 4. Controls and Procedures” is provided below with the change in bold and italicized print.
“We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective for the period covered by this quarterly report filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission’s rules and forms.

During the last fiscal quarter, there have not been any changes in the Company’s internal controls over financial reporting or in other factors to the Company’s knowledge that could materially affect, or is reasonably likely to materially affect the internal control over financial reporting, including any corrective action with regard to significant deficiencies and material weaknesses. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events.”
Acknowledgments Required in Responding to Commission Comments
We understand that our filing did not include certain required acknowledgments regarding the accuracy and adequacy of the disclosures contained therein. This omission was an oversight and we represent that the following acknowledgments were nonetheless applicable
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We will be sure to include these acknowledgments in all future filings.
Please do not hesitate to contact the undersigned at (813) 830-7708 if you have any questions or comments regarding this response.
Respectfully,
/s/ John Horan
John Horan
Vice President and Chief Financial Officer